FILE NO. 333-92396
811-07727

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. 1	☒

POST-EFFECTIVE AMENDMENT NO.

AND/OR

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 1	☒
(CHECK APPROPRIATE BOX OR BOXES)

VARIABLE ANNUITY ACCOUNT FIVE
(Portion Relating to SEASONS ADVISORII VARIABLE ANNUITY)
(Exact Name of Registrant)

AIG SUNAMERICA LIFE ASSURANCE COMPANY
(doing business as ANCHOR NATIONAL LIFE INSURANCE COMPANY) (“Anchor National”)
(Name of Depositor)

1 SUNAMERICA CENTER
LOS ANGELES, CALIFORNIA 90067-6022
(Address of Depositor’s Principal Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code: (310) 772-6000

CHRISTINE A. NIXON, ESQ.
ANCHOR NATIONAL
1 SUNAMERICA CENTER
LOS ANGELES, CALIFORNIA 90067-6022
(Name and Address of Agent for Service)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

VARIABLE ANNUITY ACCOUNT FIVE

(Portion Relating to SEASONS ADVISORII VARIABLE ANNUITY)

CROSS REFERENCE SHEET

PART A—PROSPECTUS

Item Number in Form N-4		Caption

1.	Cover Page	Cover Page

2.	Definitions	Glossary

3.	Synopsis	Highlights; Fee Tables; Portfolio Expenses; Examples

4.	Condensed Financial Information	N/A

5.	General Description of Registrant, Depositor and Portfolio Companies	The Seasons Advisor II Variable Annuity; Other Information

6.	Deductions	Expenses

7.	General Description of Variable Annuity Contracts	The Seasons Advisor II Variable Annuity; Purchasing a Seasons Advisor Variable Annuity; Investment Options

8.	Annuity Period	Income Options

9.	Death Benefit	Death Benefit

10.	Purchases and Contract Value	Purchasing a Seasons Advisor II Variable Annuity

11.	Redemptions	Access to Your Money

12.	Taxes	Taxes

13.	Legal Proceedings	Other Information—Legal Proceedings

14.	Table of Contents of Statement of Additional Information	Table of Contents of Statement of Additional Information

PART B—STATEMENT OF ADDITIONAL INFORMATION

Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a “P” are made by reference to the captions in the Prospectus.

Item Number in Form N-4		Caption

15.	Cover Page	Cover Page

16.	Table of Contents	Table of Contents

17.	General Information and History	The Seasons Advisor II Variable Annuity (P); Separate Account; General Account; Investment Options (P); Other Information

18.	Services	Other Information (P)

19.	Purchase of Securities Being Offered	Purchasing a Seasons Advisor II Variable Annuity (P)

20.	Underwriters	Distribution of Contracts

21.	Calculation of Performance Data	Performance Data

22.	Annuity Payments	Income Options (P); Annuity Payments; Annuity Unit Values

23.	Financial Statements	Depositor; Other Information—Financial Statements; Registrant; Financial Statements

PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

PROSPECTUS
November 11, 2002

ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
issued by
VARIABLE ANNUITY ACCOUNT FIVE and ANCHOR NATIONAL LIFE INSURANCE COMPANY

The annuity contract has 19 investment choices—2 fixed investment options which offer interest rates guaranteed by Anchor National for different periods of time, 9 variable investment SELECT PORTFOLIOS, 4 variable investment FOCUSED PORTFOLIOS and 4 variable investment SEASONS STRATEGIES:

SELECT PORTFOLIOS	FOCUSED PORTFOLIOS	SEASONS STRATEGIES
Large Cap Growth	Focus Growth	Growth
Large Cap Composite	Focus Growth and Income	Moderate Growth
Large Cap Value	Focus Value	Balanced Growth
Mid Cap Growth	Focus TechNet	Conservative Growth
Mid Cap Value
Small Cap
International Equity
Diversified Fixed Income
Cash Management

all of which invest in the underlying portfolios of

Seasons Series Trust
which is managed by:

SELECT PORTFOLIOS	FOCUSED PORTFOLIOS	SEASONS STRATEGIES
AIG Global Investment Corp.
Goldman Sachs Asset Management
Janus Capital Corporation
Lord, Abbett & Co.
SunAmerica Asset Management Corp.
T. Rowe Price Associates, Inc.
Goldman Sachs Asset Management/
Goldman Sachs Asset Management Int’l
Wellington Management Company, LLP

Harris Associates L.P.
Fred Alger Management Inc.
Salomon Brothers Asset Management
Marsico Capital Management, LLC.
Dresdner RCM Global Funds
SunAmerica Asset Management Corp.
VanWagoner Capital Management
Third Avenue Funds
Thornburg Investment Management, Inc.
American Century Investment Management, Inc.
Janus Capital Corporation Putnam Investment Management, Inc. SunAmerica Asset Management Corp. T. Rowe Price Associates, Inc. Wellington Management Company, LLP

You can put your money into any one or all of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, SEASONS STRATEGIES and/or fixed investment options.
Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Seasons AdvisorII Variable Annuity.
To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (“SAI”) dated November 1, 2002. The SAI has been filed with the Securities and Exchange Commission (“SEC”) and can be considered part of this prospectus.
The table of contents of the SAI appears on page 33 of this prospectus. For a free copy of the SAI, call us at (800)445-SUN2 or write our Annuity Service Center at, P.O. Box 54299, Los Angeles, California 90054-0299.
A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC’s principal office in Washington, D.C., upon payment of a prescribed fee.
In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.
Annuities involve risk, including possible loss of principal, and are not a deposit or obligation of, or guaranteed or endorsed by, any bank. They are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.
These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, We define them in this glossary.

Accumulation Phase—The period during which you invest money in your contract.

Accumulation Units—A measurement We use to calculate the value of the variable portion of your contract during the Accumulation Phase.

Annuitant(s)—The person(s) on whose life (lives) We base annuity payments.

Annuity Date—The date on which annuity payments are to begin, as selected by you.

Annuity Units—A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

Beneficiary(ies)—The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

Company—Anchor National, We, Us, the issuer of this annuity contract.

Income Phase—The period during which We make annuity payments to you.

IRS—The Internal Revenue Service.

Non-qualified (contract)—A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account (“IRA”).

PORTFOLIO(S)—A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SELECT and FOCUSED PORTFOLIO has a distinct investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to an underlying fund in which a portion of the assets is managed by three different advisors.

Purchase Payments—The money you give Us to buy the contract, as well as any additional money you give Us to invest in the contract after you own it.

Qualified (contract)—A contract purchased with pre-tax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account (“IRA”).

STRATEGY(IES)—A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SEASONS STRATEGY has its own investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to three out of six available portfolios, each of which is managed by a different investment advisor.

HIGHLIGHTS

Anchor National Life Insurance Company is in the process of changing its name to AIG SunAmerica Life Assurance Company. We anticipate this process will take some time to implement in all jurisdictions where We do business. We expect the name change to be completed during 2003. To begin this process We officially changed the name in our state of domicile, Arizona. However, We continue to do business, today, under the name Anchor National and will refer to the Company by that name throughout this prospectus. You will be notified when the name is changed to AIG SunAmerica Life Assurance Company and We are no longer doing business as Anchor National. Please keep in mind, this is a name change only and will not affect the substance of your contract.

The Seasons AdvisorII Variable Annuity is a contract between you and Anchor National. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested into any one or more of the distinct SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES and DCA fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

Free Look:    You may cancel your contract within 10 days after receiving it (or whatever period is required in your state). You will receive whatever your contract is worth on the day that We receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. Please see Purchasing a Seasons AdvisorII Variable Annuity in the prospectus.

Expenses:    There are fees and charges associated with the contract. We deduct separate account expenses which equal 1.55% annually of the average daily value of your contract allocated to the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. There are investment charges and other expenses if you invest in the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. If you elect optional features available under the contract We may charge additional fees for those features. Please see the Fee Table, Purchasing a Seasons AdvisorII Variable Annuity and Expenses in the prospectus.

Access To Your Money:    You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. Please see Access to Your Money and Taxes in the prospectus.

Death Benefit:    A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. Please see Death Benefits in the prospectus.

Income Options:    When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also chose from five different income options, including an option for income that you cannot outlive. Please see Income Options in the prospectus.

Inquiries:    If you have questions about your contract call your financial advisor or contact us at Anchor National Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone Number: (800) 445-SUN2.

Anchor National offers several different variable annuity products to meet the diverse needs of our investors. Each product may offer different features and benefits offered at correspondingly different fees, charges and expenses. When working with your financial advisor to determine the best product to meet your needs you should consider, among other things, whether the features of this contract and the related fees provide the most appropriate package to help you meet your long-term retirement savings goals.

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

SEASONS ADVISORII VARIABLE ANNUITY FEE TABLES

OWNER TRANSACTION EXPENSES

Withdrawal Charge	None

Contract Maintenance Charge	None

Transfer Fee	No charge for the first 15 transfers each contract year; thereafter, fee is $25 ($10 in Pennsylvania and Texas) per transfer in any contract year.

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of your daily net asset value)

Total Annual Separate Account Expenses	1.55%

THE OPTIONAL SEASONS ESTATE ADVANTAGE FEE
(Seasons Estate Advantage offers a choice of one of two optional enhanced death benefits which are described more fully in the prospectus. If elected, the fee is an annualized charge that is deducted daily from your daily net asset value.)

Fee as a percentage of your daily net asset value	0.15%

THE OPTIONAL EARNINGS ADVANTAGE FEE
(Earnings Advantage, an enhanced death benefit feature, which is described more fully in the prospectus is optional and if elected, the fee is an annualized charge that is deducted daily from daily net asset value. The Earnings Advantage can only be elected if the Seasons Estate Advantage is also elected.)

Fee as a percentage of your daily net asset value	0.25%

INVESTMENT PORTFOLIO EXPENSES OF PORTFOLIOS
SEASONS SERIES TRUST CLASS 3
(as a percentage of daily net asset value after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31, 2002)
	MANAGEMENT FEES	SERVICE (12b-1) FEES[3]	OTHER EXPENSES[4]	TOTAL ANNUAL EXPENSES

SELECT PORTFOLIOS

Large Cap Growth[1,2]	0.80%	0.25%	0.30%	1.35%
Large Cap Composite[1,2]	0.80%	0.25%	0.30%	1.35%
Large Cap Value[1,2]	0.80%	0.25%	0.30%	1.35%
Mid Cap Growth[1,2]	0.85%	0.25%	0.30%	1.40%
Mid Cap Value[1,2]	0.85%	0.25%	0.30%	1.40%
Small Cap[1,2]	0.85%	0.25%	0.30%	1.40%
International Equity[1,2]	1.00%	0.25%	0.30%	1.55%
Diversified Fixed Income[1,2]	0.70%	0.25%	0.30%	1.25%
Cash Management[2]	0.55%	0.25%	0.30%	1.10%

FOCUSED PORTFOLIOS

Focus Growth	1.00%	0.25%	0.30%	1.55%
Focus Growth and Income[1,2]	1.00%	0.25%	0.30%	1.55%
Focus Value[1,2]	1.00%	0.25%	0.30%	1.55%
Focus TechNet[1,2]	1.20%	0.25%	0.30%	1.75%

INVESTMENT PORTFOLIO EXPENSES BY SEASONS STRATEGY
(based on the total annual expenses of the underlying investment portfolios reflected below after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31, 2002)
	MANAGEMENT FEES	SERVICE (12b-1) FEES[3]	OTHER EXPENSES[4]	TOTAL ANNUAL EXPENSES

SEASONS STRATEGY

Growth	0.87%	0.25%	0.13%	1.25%
Moderate Growth	0.85%	0.25%	0.12%	0.22%
Balanced Growth	0.83%	0.25%	0.15%	1.25%
Conservative Growth	0.80%	0.25%	0.22%	1.27%

IMPORTANT INFORMATION ABOUT PORTFOLIO EXPENSES IF INVESTED IN SEASONS STRATEGIES:
The Investment Portfolio Expenses table set forth below identifies the total investment expenses charged by the underlying investment portfolios of Seasons Series Trust. Each contractholder invested in a SEASONS STRATEGY will incur only a portion of the investment expense of those portfolios in which the SEASONS STRATEGY invests. The table above entitled “Investment Portfolio Expenses by SEASONS STRATEGY” shows an approximation of the total investment expenses a contractholder may incur if invested in each respective SEASONS STRATEGY, after the automatic quarterly rebalancing of such SEASONS STRATEGY as described on page 14. The actual investment expenses incurred by contractholders within a SEASONS STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such SEASONS STRATEGY is invested.

INVESTMENT PORTFOLIO EXPENSES
FOR SEASONS STRATEGY UNDERLYING PORTFOLIOS
(as a percentage of daily net asset value of each investment portfolio as of the fiscal year end of the Trust ending March 31, 2002)
	MANAGEMENT FEES	SERVICE (12b-1) FEES[3]	OTHER EXPENSES[4]	TOTAL ANNUAL EXPENSES

SEASONS STRATEGY UNDERLYING PORTFOLIOS

Stock	0.90%	0.25%	0.06%	1.21%
Asset Allocation: Diversified Growth	0.85%	0.25%	0.11%	1.21%
Multi-Managed Growth	0.89%	0.25%	0.16%	1.30%
Multi-Managed Moderate Growth	0.85%	0.25%	0.14%	1.24%
Multi-Managed Income/Equity	0.81%	0.25%	0.18%	1.24%
Multi-Managed Income	0.77%	0.25%	0.29%	1.31%

[1]
For the portfolio, the adviser, SunAmerica Asset Management has voluntarily agreed to waive fees or expenses, if necessary, to keep operating expenses at or below established maximum amounts. All waivers or reimbursements may be terminated at any time. Only certain portfolios relied on these waivers and/or reimbursements during this fiscal year as follows: Absent fee waivers or reimbursement expenses by the adviser or custody credits, you would have incurred the following expenses during the last fiscal year: Focus TechNet 3.07%, Focus Growth & Income 2.57%, Focus Value 2.64% (annualized), Large Cap Growth 1.39%, Large Cap Composite 1.78%, Large Cap Value 1.41%, Mid Cap Growth 1.52%, Mid Cap Value 1.52%, Small Cap 1.66%, International Equity 2.30%, and Diversified Fixed Income 1.35%.

[2]
The ratio reflects an expense cap of 1.75%, 1.55%, 1.55%, 1.35%, 1.35%, 1.35%, 1.40%, 1.40%, 1.40%, 1.55%, 1.10%, and 1.25%, for Focus TechNet, Focus Growth & Income, Focus Value, Large Cap Growth, Large Cap Composite, Large Cap Value, Mid Cap Growth, Mid Cap Value, Small Cap, International Equity, Cash Management and Diversified Fixed Income, respectively.

[3]
The Board of Trustees adopted a 12(b)(1) Plan with respect to the Seasons Series Trust on July 31, 2002 which will be effective on November 11, 2002. Although the Plan was not in place at the fiscal year end shown here, the 0.25% service fee is shown in these expense numbers.

[4]	Estimated based on Class 2 Portfolios.

The above investment portfolio expenses were provided by Seasons Series Trust.
We have not independently verified the accuracy of the information.

EXAMPLES

You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, separate account charges of 1.55%, Investment Portfolio Expenses after any waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable, and
(a)	If the contract is surrendered at the end of the stated time period and no optional features are elected.
(b)	If the contract is surrendered and you elect the Seasons Estate Advantage and the Earnings Advantage at the maximum charges of 0.15% and 0.25%, respectively.
(c)	If the contract is not surrendered or is annuitized and no optional features are elected.*
(d)	If the contract is not surrendered and you elect the Seasons Estate Advantage and the Earnings Advantage at the maximum charges of 0.15% and 0.25%, respectively.

	TIME PERIODS

SELECT PORTFOLIO	1 YEAR		3 YEARS		5 YEARS		10 YEARS

Large Cap Growth	(a)	$29	(a)	$ 90	(a)	$153	(a)	$322
	(b)	$33	(b)	$102	(b)	$172	(b)	$359
	(c)	$29	(c)	$ 90	(c)	$153	(c)	$322
	(d)	$33	(d)	$102	(d)	$172	(d)	$359
Large Cap Composite	(a)	$29	(a)	$ 90	(a)	$153	(a)	$322
	(b)	$33	(b)	$102	(b)	$172	(b)	$359
	(c)	$29	(c)	$ 90	(c)	$153	(c)	$322
	(d)	$33	(d)	$102	(d)	$172	(d)	$359
Large Cap Value	(a)	$29	(a)	$ 90	(a)	$153	(a)	$322
	(b)	$33	(b)	$102	(b)	$172	(b)	$359
	(c)	$29	(c)	$ 90	(c)	$153	(c)	$322
	(d)	$33	(d)	$102	(d)	$172	(d)	$359
Mid Cap Growth	(a)	$30	(a)	$ 91	(a)	$155	(a)	$327
	(b)	$34	(b)	$103	(b)	$175	(b)	$364
	(c)	$30	(c)	$ 91	(c)	$155	(c)	$327
	(d)	$34	(d)	$103	(d)	$175	(d)	$364
Mid Cap Value	(a)	$30	(a)	$ 91	(a)	$155	(a)	$327
	(b)	$34	(b)	$103	(b)	$175	(b)	$364
	(c)	$30	(c)	$ 91	(c)	$155	(c)	$327
	(d)	$34	(d)	$103	(d)	$175	(d)	$364
Small Cap	(a)	$30	(a)	$ 91	(a)	$155	(a)	$327
	(b)	$34	(b)	$103	(b)	$175	(b)	$364
	(c)	$30	(c)	$ 91	(c)	$155	(c)	$327
	(d)	$34	(d)	$103	(d)	$175	(d)	$364
International Equity	(a)	$31	(a)	$ 96	(a)	$163	(a)	$341
	(b)	$35	(b)	$107	(b)	$182	(b)	$377
	(c)	$31	(c)	$ 96	(c)	$163	(c)	$341
	(d)	$35	(d)	$107	(d)	$182	(d)	$377
Diversified Fixed Income	(a)	$28	(a)	$ 87	(a)	$148	(a)	$313
	(b)	$32	(b)	$ 99	(b)	$167	(b)	$350
	(c)	$28	(c)	$ 87	(c)	$148	(c)	$313
	(d)	$32	(d)	$ 99	(d)	$167	(d)	$350
Cash Management	(a)	$27	(a)	$ 82	(a)	$141	(a)	$298
	(b)	$31	(b)	$ 94	(b)	$160	(b)	$336
	(c)	$27	(c)	$ 82	(c)	$141	(c)	$298
	(d)	$31	(d)	$ 94	(d)	$160	(d)	$336

*	Anchor National does not impose any fees or charges when you begin the Income Phase of your contracts.

FOCUSED PORTFOLIOS	1 YEAR		3 YEARS		5 YEARS		10 YEARS

Focus Growth	(a)	$31	(a)	$ 96	(a)	$163	(a)	$341
	(b)	$35	(b)	$107	(b)	$182	(b)	$377
	(c)	$31	(c)	$ 96	(c)	$163	(c)	$341
	(d)	$35	(d)	$107	(d)	$182	(d)	$377
Focus Growth & Income	(a)	$31	(a)	$ 96	(a)	$163	(a)	$341
	(b)	$35	(b)	$107	(b)	$182	(b)	$377
	(c)	$31	(c)	$ 96	(c)	$163	(c)	$341
	(d)	$35	(d)	$107	(d)	$182	(d)	$377
Focus Value	(a)	$31	(a)	$ 96	(a)	$163	(a)	$341
	(b)	$35	(b)	$107	(b)	$182	(b)	$377
	(c)	$31	(c)	$ 96	(c)	$163	(c)	$341
	(d)	$35	(d)	$107	(d)	$182	(d)	$377
Focus TechNet	(a)	$33	(a)	$102	(a)	$172	(a)	$359
	(b)	$37	(b)	$113	(b)	$191	(b)	$395
	(c)	$33	(c)	$102	(c)	$172	(c)	$359
	(d)	$37	(d)	$113	(d)	$191	(d)	$395

SEASONS STRATEGY	1 YEAR		3 YEARS		5 YEARS		10 YEARS

Growth	(a)	$28	(a)	$ 87	(a)	$148	(a)	$313
	(b)	$32	(b)	$ 99	(b)	$167	(b)	$350
	(c)	$28	(c)	$ 87	(c)	$148	(c)	$313
	(d)	$32	(d)	$ 99	(d)	$167	(d)	$350
Moderate Growth	(a)	$28	(a)	$ 86	(a)	$146	(a)	$310
	(b)	$32	(b)	$ 98	(b)	$166	(b)	$348
	(c)	$28	(c)	$ 86	(c)	$146	(c)	$310
	(d)	$32	(d)	$ 98	(d)	$166	(d)	$348
Balanced Growth	(a)	$28	(a)	$ 86	(a)	$147	(a)	$311
	(b)	$32	(b)	$ 98	(b)	$166	(b)	$348
	(c)	$28	(c)	$ 86	(c)	$147	(c)	$311
	(d)	$32	(d)	$ 98	(d)	$166	(d)	$348
Conservative Growth	(a)	$29	(a)	$ 87	(a)	$149	(a)	$315
	(b)	$32	(b)	$ 99	(b)	$168	(b)	$352
	(c)	$29	(c)	$ 87	(c)	$149	(c)	$315
	(d)	$32	(d)	$ 99	(d)	$168	(d)	$352

Explanation of Fee Tables and Examples

1.
The purpose of the Fee Tables is to show you the various expenses you will incur directly by investing in the contract. The example reflects owner transaction expenses, separate account expenses including optional benefit fees in some examples investment portfolio expenses by SELECT PORTFOLIO, FOCUSED PORTFOLIO and SEASONS STRATEGY and other expenses.

2.	The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable.
3.
For certain underlying investment portfolios in which the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES invest, the adviser voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses at or below the following percentages of each of the following Portfolios’ average net assets: Multi-Managed Income/Equity Portfolio 1.24%, Multi-Managed Income Portfolio 1.31%, Asset Allocation: Diversified Growth Portfolio 1.21%, Large Cap Growth Portfolio 1.35%, Large Cap Composite Portfolio 1.35%, Large Cap Value Portfolio 1.35%, Mid Cap Growth Portfolio 1.40%, Mid Cap Value Portfolio 1.40%, Small Cap Portfolio 1.40%, International Equity Portfolio 1.55%, Diversified Fixed Income Portfolio 1.25%, Focus Growth 1.55%, Focus Value 1.55% and Cash Management Portfolio 1.10%. The adviser also may voluntarily waive or reimburse additional amounts to increase the investment return to a Portfolio’s investors. The adviser may terminate all such waivers and/or reimbursements at any time. Further, any waivers or reimbursements made by the adviser with respect to a Portfolio are subject to recoupment from that Portfolio within the following two years, provided that the Portfolio is able to effect such payment to the adviser and remain in compliance with the foregoing expense limitations.
4.	The Examples reflect the currently applicable 12b-1 fee of 0.25%.
5.	These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN.
THEREFORE NO CONDENSED FINANCIAL INFORMATION APPEARS IN THE PROSPECTUS.

THE SEASONS ADVISORII VARIABLE ANNUITY

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

•	Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

•	Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

•	Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawn. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial advisor.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.

The Contract is called a “variable” annuity because it allows you to invest in variable investment portfolios which We call SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. The SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES have specific investment objectives and their performance varies. You can gain or lose money if you invest in these SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES. The amount of money you accumulate in your contract depends on the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest. The contract also offers a six-month and a one-year DCA fixed account option for new purchase payments only.

For more information on SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, SEASONS STRATEGIES and DCA fixed account options available under this contract, see INVESTMENT OPTIONS page 12.

Anchor National issues the Seasons AdvisorII Variable Annuity. When you purchase a Seasons AdvisorII Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation. Seasons AdvisorII may not currently be available in all states. Please check with your financial advisor regarding availability in your state.

This annuity is designed for investors whose personal circumstances allow for a long-term investment time horizon, to assist in contributing to retirement savings. As a function of the Internal Revenue Code (“IRC”), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Because of the potential penalty, you should fully discuss all of the benefits and risks of this contract with your financial advisor prior to purchase.

PURCHASING A SEASONS ADVISORII VARIABLE ANNUITY

An initial Purchase Payment is the money you give Us to buy a contract. Any additional money you give Us to invest in the contract after purchase is a subsequent Purchase Payment.

The minimum initial Purchase Payment is $10,000 and subsequent amounts of $500 or more may be added to your contract. Prior Company approval is required to accept Purchase Payments greater than $1,000,000. For contracts owned by a non-natural owner, prior Company approval is required to accept Purchase Payments greater than $250,000. The Company reserves the right to refuse Purchase Payments including one which would cause Total Purchase Payments to exceed $1,000,000 and for contracts owned by a non-natural owner, $250,000 at the time of the Purchase Payment. Further, We reserve the right to aggregate all contracts having the same owner and/or annuitants’ social security or federal tax identification number for purposes of determining which contracts and/or Purchase Payments require Company pre-approval. Also, the optional Automatic Payment Plan allows you to make subsequent Purchase Payments of as little as $100.

In general, We will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless they certify to Us that the minimum distribution required by the federal tax code is being made. In addition, We may not issue a contract to anyone age 86 or older. Seasons Estate Advantage is not available to you if you are age 81 or older at the time of contract issue.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.

Allocation of Purchase Payments

We invest your Purchase Payments in the DCA fixed accounts, SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) according to your instructions. If We receive a Purchase Payment without allocation instructions, We will invest the money according to the last Purchase Payment allocation instructions provided by you. Purchase Payments are applied to your contract based upon the value of the variable investment option next determined after receipt of your money. See INVESTMENT OPTIONS page 12.

In order to issue your contract, We must receive your completed application and/or, Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial Purchase Payment within two business days of receiving it. If We do not have complete information necessary to issue your contract, We will contact you. If we do not have the information necessary to issue your contract within 5 business days We will:

•	Send your money back to you; or

•	Ask your permission to keep your money until We get the information necessary to issue the contract.

Accumulation Units

The value of the variable portion of your contract will go up or down depending upon the investment performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. In order to keep track of the value of your contract, We use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, We call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange (“NYSE”) is open. We calculate an Accumulation Unit for each SEASONS STRATEGY, SELECT PORTFOLIO or FOCUSED PORTFOLIO after the NYSE closes each day. We do this by:

1.	determining the total value of money invested in a particular SEASONS STRATEGY, SELECT PORTFOLIO or FOCUSED PORTFOLIO;

2.	subtracting from that amount any asset-based charges and any other charges such as taxes We have deducted; and

3.	dividing this amount by the number of outstanding Accumulation Units.

Example:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Focus Growth Portfolio. We determine that the value of an Accumulation Unit for the Focus Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Focus Growth Portfolio.

Free Look

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a “free look.” To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally, We will refund to you the value of your contract on the day We receive your request.

Certain states require Us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, We reserve the right to put your money in the Cash Management investment option during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, We do not put your money in the Cash Management investment option during the free look period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the free look period, We return the greater of (1) your Purchase Payments; or (2) the value of your contract. At the end of the free look period, We allocate your money according to your instructions.

INVESTMENT OPTIONS

The contract offers variable investment options which We call SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. The contract also offers 2 DCA fixed investment accounts for new Purchase Payments. We designed the contract to meet your varying investment needs over time. You can achieve this by using the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. The SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES are only available through the purchase of certain variable annuities.

Variable Investment Options

Each of the variable investment options of the contract invests in underlying portfolios of Seasons Series Trust. SunAmerica Asset Management Corporation (“SAAMCo”), an affiliate of Anchor National, manages Seasons Series Trust. SAAMCo has engaged sub-advisers to provide investment advice for certain of the underlying investment portfolios.

You should read the prospectus for the Seasons Series Trust carefully before investing. The trust prospectus which is attached hereto contains detailed information about the underlying investment portfolios including investment objective and risk factors.

The PORTFOLIOS

The contract offers nine SELECT PORTFOLIOS, each with a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each SELECT PORTFOLIO invests in an underlying investment portfolio of the Seasons Series Trust. Except for the Cash Management portfolio, each underlying portfolio is multi-managed by a team of three money managers; one component of the underlying portfolios is an unmanaged component that tracks a particular target index or subset of an index. The other two components are actively managed. The unmanaged component of each underlying portfolio is intended to balance some of the risks associated with an actively traded portfolio.

The contract also currently offers four FOCUSED PORTFOLIOS. Each multi-managed FOCUSED PORTFOLIO offers you three different professional managers, one of which may be SAAMCo, and each of which advises a separate portion of the FOCUSED PORTFOLIO. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the SELECT PORTFOLIOS, and may be subject to greater market risks.

Each underlying PORTFOLIO and the respective managers are:

SELECT PORTFOLIOS			FOCUSED PORTFOLIO
Large Cap Growth	Mid Cap Growth	International Equity	Focus Growth
AIG Global Investment	AIG Global Investment	AIG Global Investment	Fred Alger
Goldman Sachs	T. Rowe Price	Goldman Sachs Int’l	Salomon Brothers
Janus	Wellington	Lord Abbett	Marsico

Large Cap Composite	Mid Cap Value	Diversified Fixed Income	Focus Growth & Income
AIG Global Investment	AIG Global Investment	AIG Global Investment	Harris Associates, L.P.
SAAMCo	Goldman Sachs	SAAMCo	Marsico
T. Rowe Price	Lord Abbett	Wellington	Thornburg

Large Cap Value	Small Cap	Cash Management	Focus Value
AIG Global Investment	AIG Global Investment	SAAMCo	Third Avenue
T. Rowe Price	Lord Abbett		Thornburg
Wellington	SAAMCo		American Century

Focus TechNet
Dresdner
SAAMCo
Van Wagoner

PORTFOLIO Operation

Each PORTFOLIO is designed to meet a distinct investment objective facilitated by the management philosophy of three different money managers (except for the Cash Management portfolio). Generally, the Purchase Payments received for allocation to each PORTFOLIO will be allocated equally among the three managers for that PORTFOLIO. Each quarter SAAMCo will evaluate the asset allocation between the three managers of each PORTFOLIO. If SAAMCo determines that the assets have become significantly unequal in allocation among the managers, then the incoming cash flows may be redirected in an attempt to stabilize the allocations. Generally, existing PORTFOLIO assets will not be rebalanced. However, We reserve the right to do so in the event that it is deemed necessary and not adverse to the interests of contract owners invested in the PORTFOLIO.

The SEASONS STRATEGIES

The contract offers four multi-manager variable investment SEASONS STRATEGIES, each with a different investment objective. We designed the SEASONS STRATEGIES utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each SEASONS STRATEGY is designed to achieve different levels of growth over time.

Each SEASONS STRATEGY invests in three underlying investment portfolios of the Seasons Series Trust. The allocation of money among these investment portfolios varies depending on the objective of the SEASONS STRATEGY.

The underlying investment portfolios of Seasons Series Trust in which the SEASONS STRATEGIES invest include the Asset Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the “Multi-Managed Portfolios”).

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam. The Stock Portfolio is managed by T. Rowe Price. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus, a balanced component managed by SAAMCo and a fixed income component managed by Wellington, LLP. The Growth SEASONS STRATEGY and the Moderate Growth SEASONS STRATEGY also have an aggressive growth component which SAAMCo manages. The percentage that any one of these components represents in each Multi-Managed Portfolio varies in accordance with the investment objective.

Each SEASONS STRATEGY uses an investment approach based on asset allocation. This approach is achieved by each SEASONS STRATEGY investing in distinct percentages in three specific underlying funds of the Seasons Series Trust. In turn, the underlying funds invest in a combination of domestic and international stocks, bonds and cash. Based on the percentage allocation to each specific underlying fund and each underlying fund’s investment approach, each SEASONS STRATEGY initially has a neutral asset allocation mix of stocks, bonds and cash.

SEASONS STRATEGY Rebalancing

Each SEASONS STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. At the beginning of each quarter a rebalancing occurs among the underlying funds to realign each SEASONS STRATEGY with its distinct percentage investment in the three underlying funds. This rebalancing is designed to help maintain the neutral asset allocation mix for each SEASONS STRATEGY. The pie charts on the following pages demonstrate:

•	the neutral asset allocation mix for each SEASONS STRATEGY; and

•	the percentage allocation in which each SEASONS STRATEGY invests.

On the first business day of each quarter (or as close to such date as is administratively practicable) your money will be allocated among the various investment portfolios according to the percentages set forth on the next pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. We also reserve the right to rebalance any SEASONS STRATEGY more frequently if rebalancing is, deemed necessary and not adverse to the interests of contract owners invested in such SEASONS STRATEGY. Rebalancing a SEASONS STRATEGY may involve shifting a portion of assets out of underlying investment portfolios with higher returns into underlying investment portfolios with relatively lower returns.

GROWTH

Goal:    Long-term growth of capital, allocating its assets primarily to stocks. This SEASONS STRATEGY may be best suited for those with longer periods to invest.

UNDERLYING INVESTMENT
PORTFOLIOS & MANAGERS

Multi-Managed Growth Portfolio	50%
Managed by:
Janus Capital Corporation
SunAmerica Asset Management Corp.
Wellington Management Company, LLP

Stock Portfolio	25%
Managed by T. Rowe Price Associates, Inc.

Asset Allocation: Diversified Growth Portfolio	25%
Managed by Putnam Investment Management, Inc.

MODERATE GROWTH

Goal:    Growth of capital through investments in equities, with a secondary objective of conservation of principal by allocating more of its assets to bonds than the Growth SEASONS STRATEGY. This SEASONS STRATEGY may be best suited for those nearing retirement years but still earning income.

UNDERLYING INVESTMENT
PORTFOLIOS & MANAGERS

Multi-Managed Moderate Growth Portfolio	55%
Managed by:
Janus Capital Corporation
SunAmerica Asset Management Corp.
Wellington Management Company, LLP

Stock Portfolio	20%
Managed by T. Rowe Price Associates, Inc.

Asset Allocation: Diversified Growth Portfolio	25%
Managed by Putnam Investment Management, Inc.
BALANCED GROWTH

Goal:    Focuses on conservation of principal by investing in a more balanced weighting of stocks and bonds, with a secondary objective of seeking a high total return. This SEASONS STRATEGY may be best suited for those approaching retirement and with less tolerance for investment risk.

UNDERLYING INVESTMENT
PORTFOLIOS & MANAGERS

Multi-Managed Income/Equity Portfolio	55%
Managed by:
Janus Capital Corporation
SunAmerica Asset Management Corp.
Wellington Management Company, LLP

Stock Portfolio	20%
Managed by T. Rowe Price Associates, Inc.

Asset Allocation: Diversified Growth Portfolio	25%
Managed by Putnam Investment Management, Inc.

CONSERVATIVE GROWTH

Goal:    Capital preservation while maintaining some potential for growth over the long term. This SEASONS STRATEGY may be best suited for those with lower investment risk tolerance.

UNDERLYING INVESTMENT
PORTFOLIOS & MANAGERS

Multi-Managed Income Portfolio	60%
Managed by:
Janus Capital Corporation
SunAmerica Asset Management Corp.
Wellington Management Company, LLP

Stock Portfolio	15%
Managed by T. Rowe Price Associates, Inc.

Asset Allocation: Diversified Growth Portfolio	25%
Managed by Putnam Investment Management, Inc.

Fixed Investment Options

The contract also offers the 6-month and/or 1-year DCA fixed accounts which are available only in conjunction with the Dollar Cost Averaging Program. We guarantee the interest rate for money allocated to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the “DCA fixed accounts”). Please see the section on the Dollar Cost Averaging Program on page 17 for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

The DCA fixed accounts credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) you select. The rates applicable to the DCA fixed accounts may differ from each other but will never be less than the Minimum Guaranteed Rate specified in your contract. See DOLLAR COST AVERAGING on page 17 for more information.

Transfers During the Accumulation Phase

During the Accumulation Phase, you may transfer funds between and among the SELECT PORTFOLIOS, the FOCUSED PORTFOLIOS, and the SEASONS STRATEGIES. Funds already in your contract cannot be transferred into the DCA fixed accounts. You must transfer at least $100. If less than $100 will remain in any SELECT PORTFOLIO, FOCUSED PORTFOLIO, OR SEASONS STRATEGY after a transfer, that amount must be transferred as well.

Subject to certain rules, you may request transfers of your account value between the Variable Portfolios and/or the fixed account options in writing or by telephone. Additionally, you may access your account and request transfers between any of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, or SEASONS STRATEGIES through SunAmerica's website (http://www.sunamerica.com). We currently allow 15 free transfers per contract per year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 15 free transfers per contract year. However, transfers resulting from your participation in the automatic asset rebalancing program do not count against your 15 free transfers.

We may accept transfer requests by telephone or the Internet unless you tell us not to on your contract application. When receiving instructions over the telephone or the Internet, We follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, We are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If We fail to follow our procedures, We may be liable for any losses due to unauthorized or fraudulent instructions.

Any transfer request in excess of 15 transfers per contract year must be submitted in writing by U.S. mail. Transfer requests sent by same day mail, overnight mail or courier services will not be accepted. We will process any transfer request as of the day We receive it, if received before close of the New York Stock Exchange (“NYSE”), generally at 1:00 p.m. Pacific Standard Time (“PST”). If the transfer request is received after the close of the NYSE, the request will be processed on the next business day.

Transfer requests required to be submitted by U.S. mail can only be cancelled in writing by U.S. mail. We will process a cancellation request only if it is received prior to or simultaneous with the original transfer request.

This product is not designed for professional “market timing” organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programming transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the SELECT PORTFOLIOS, the FOCUSED PORTFOLIOS, or the SEASONS STRATEGIES invest. These market timing strategies are disruptive to the underlying portfolios in which the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, or SEASONS STRATEGIES invest and thereby potentially harmful to investors. If We determine, in our sole discretion, that your transfer patterns between and among the SELECT PORTFOLIOS, the FOCUSED PORTFOLIOS, and the SEASONS STRATEGIES reflect a market timing strategy, We reserve the right to take action to protect the other investors. Such action may include but would not be limited to restricting the way you can request transfers between and among the SELECT PORTFOLIOS, the FOCUSED PORTFOLIOS, and the

SEASONS STRATEGIES, imposing penalty fees on such trading activity, and/or otherwise restricting transfer options in accordance with state and federal rules and regulations.

Regardless of the number of transfers you have made, We will monitor and may terminate your transfer privileges if We determine that you are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other policy owners. Some of the factors We will consider include:

•	the dollar amount of the transfer;

•	the total assets of the SELECT PORTFOLIO, the FOCUSED PORTFOLIO, or the SEASONS STRATEGIES involved in the transfer;

•	the number of transfers completed in the current calendar quarter; or

•	whether the transfer is part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

For information regarding transfers during the Income Phase, see INCOME OPTIONS on page xx.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Dollar Cost Averaging

The Dollar Cost Averaging (“DCA”) program allows you to invest gradually in the variable investment portfolios. Under the program you systematically transfer a set dollar amount or percentage from any SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or SEASONS STRATEGY or the 6-month/1-year DCA fixed accounts (source accounts) to any other SELECT PORTFOLIO, FOCUSED PORTFOLIO or SEASONS STRATEGY.

We offer the 6-month and the 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments. If you allocate a Purchase Payment into a DCA fixed account, We transfer all your money allocated to that account into the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select over the selected 6-month or 1-year period. The minimum transfer amount if you use the 6-month or 1-year DCA fixed accounts to provide dollar cost averaging is $100.

If allocated to the 6-month DCA fixed account, We transfer your money over a maximum of 6 monthly transfers. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, We transfer your money over a period of five months, so that each payment complies with the $100 per transfer minimum.

We determine the amount of the transfers from the 1-year DCA fixed account on a similar basis.

You may terminate your DCA program at any time. If money remains in a DCA fixed account, We transfer the remaining money to the same target accounts as previously designated unless We receive different instructions from you.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, We cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

There is no charge for participating in the DCA Program. Transfers resulting from participation in the DCA Program count against your 15 free transfers per contract year. We reserve the right to modify, suspend or terminate this program at any time. Upon termination of the DCA Program if money remains in the DCA fixed accounts, we transfer the remaining money to the same target account(s) as previously designated unless we receive different instructions from you. Transfers resulting from a termination of this program do not count toward your 15 free transfers.

Example:

Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Mid-Cap Value SELECT PORTFOLIO over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

Quarter	Accumulation Unit	Units Purchased
1	$ 7.50	100
2	$ 5.00	150
3	$10.00	75
4	$ 7.50	100
5	$ 5.00	150
6	$ 7.50	100

You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Asset Allocation Rebalancing Program

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, We periodically rebalance your investments in the SEASONS STRATEGIES, SELECT PORTFOLIOS and/or FOCUSED PORTFOLIOS to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return. At your request, rebalancing occurs on a quarterly, semi-annual or annual basis. There is no charge for participating in the Asset Allocation Rebalancing Program. We reserve the right to modify, suspend or terminate this program at any time.

Voting Rights

Anchor National is the legal owner of the Seasons Series Trust shares. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, We must obtain your instructions on how to vote those shares. We vote all of the shares We own in proportion to your instructions. This includes any shares We own on our own behalf. Should We determine that we are no longer required to comply with these rules, We will vote the shares in our own right.

Substitution

We may amend your contract due to changes to the PORTFOLIOS or STRATEGIES offered under your contract. For example, We may offer new PORTFOLIOS or STRATEGIES, delete PORTFOLIOS or STRATEGIES, or stop accepting allocations and/or investments in a particular PORTFOLIO or STRATEGY. We may move assets and or re-direct future premium allocations from one PORTFOLIO or STRATEGY to another if We receive investor approval through a proxy vote or SEC approval for a fund substitution. This would occur if a PORTFOLIO or STRATEGY is no longer an appropriate investment for the contract, for reason such as continuing substandard performance, or for changes to the portfolio manager, investment objectives, risks and strategies, or federal or state laws. The new PORTFOLIO or STRATEGY offered may have different fees and expenses. You will be notified of any upcoming proxies or substitutions that affect your PORTFOLIO or STRATEGY choices.

ACCESS TO YOUR MONEY

You can access money in your contract in two ways:

•	by making a partial or total withdrawal, and/or;

•	by receiving income payments during the Income Phase. See INCOME OPTIONS on page 25.

If you withdraw your entire contract value, We may also deduct any applicable premium taxes. See EXPENSES on page 23. We return your contract value less any applicable fees and charges.

The minimum partial withdrawal amount is $1,000. We require that the amount left in any SELECT PORTFOLIO, FOCUSED PORTFOLIO, or SEASONS STRATEGY or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request. Unless you provide Us with different instructions, partial withdrawals will be made in equal amounts from each SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY and the DCA fixed investment options in which your contract is invested.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, We reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

Systematic Withdrawal Program

If you elect, We use money in your contract to pay you monthly, quarterly, semi-annual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times.

Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no additional charge for participating in this program.

The program may not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

Minimum Contract Value

Where permitted by state law, We may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, We will distribute the contract’s remaining value to you.

Qualified Contract Owners

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. Additionally, withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. See TAXES on page 26 for a more detailed explanation.

DEATH BENEFIT

If you should die during the Accumulation Phase, your Beneficiary will receive a death benefit. The death benefit options are discussed in detail below.

The death benefit is not paid after you are in the Income Phase. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. See INCOME OPTIONS on page 25.

You select the Beneficiary to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until We record the change.

We calculate and pay the death benefit when We receive all required paperwork necessary to process a death benefit claim and satisfactory proof of death. We consider the following satisfactory proof of death: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to us.

The death benefit must be paid within 5 years of the date of death. The Beneficiary may, in the alternative, elect to have the death benefit payable in the form of an income payment. If the Beneficiary elects an income option, it must be paid over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Income payments must begin within one year of the owner’s death. If the Beneficiary is the spouse of the deceased owner, he or she can elect to continue the contract, rather than receive a death benefit. See SPOUSAL CONTINUATION on page 22. If the Beneficiary does not elect a specific form of pay out within 60 days of our receipt of all required paperwork and satisfactory proof of death, We pay a lump sum death benefit to the Beneficiary.

If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a trust), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.

This contract provides three death benefit options: the Standard Death Benefit which is automatically included in your contract for no additional fee, and Seasons Estate Advantage which offers a choice between two optional enhanced death benefits. If you chose the Season Estate Advantage death benefit you may also elect, for an additional fee, the Earnings Advantage feature. Your death benefit elections must be made at the time of contract application and the election cannot be terminated.

The term “Net Purchase Payment” is used frequently in explaining the death benefit options. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, We determine the percentage by which the withdrawal reduced contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The resulting percentage is then multiplied by the amount of total Purchase Payments and subtracted from the amount of total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment calculation.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, We determine the percentage by which the contract value is reduced by taking the amount of the withdrawal in relation to the contract value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

STANDARD DEATH BENEFIT

The standard death benefit on your contract is the greater of:

1.
Net Purchase Payments, plus any Purchase Payments recorded after the date of death; all reduced by any withdrawals (and fees and charges applicable to those withdrawals) recorded after the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

2.	the contract value on the date We receive all required paperwork necessary to process a death benefit claim and satisfactory proof of death.

SEASONS ESTATE ADVANTAGE

The Seasons Estate Advantage is an optional feature that offers a choice between two enhanced death benefits: the 5% Accumulation Option or the Maximum Anniversary Value Option. If you elect Seasons Estate Advantage, you must elect one of the two enhanced death benefits, We issue your contract and once elected it cannot be terminated by you. Seasons Estate Advantage is not available if you are age 81 or older at the time of contract issue.

Not all optional death benefit features are available in all states. Check with your financial advisor regarding availability.

If you elect Seasons Estate Advantage, We will pay your Beneficiary the sum of A plus B, where:

A.	is the amount payable under the selected enhanced death benefit (see option 1 or 2 below); and

B.	if elected, is the amount payable, if any, under the optional Earnings Advantage benefit.

If you elect the Estate Advantage, you must choose between of the following Enhanced Death Benefit options. The fee for the Enhanced Death Benefit is 0.15% of the average daily ending value of the assets you have allocated to the PORTFOLIOS.

A.    ENHANCED DEATH BENEFIT OPTIONS

    1.    5% Accumulation Option—the death benefit is the greater of:

a.	the contract value at the time We receive all required paperwork necessary to process a death claim and satisfactory proof of death; or

b.
Net Purchase Payments compounded to the earlier of the 80th birthday or the date of death, at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments made over the life of your contract.

If you die after the latest Annuity Date and you selected the 5% Accumulation option, any death benefit payable under the contract will be the Standard Death Benefit as described above. Therefore, your beneficiary will not receive any benefit from Seasons Estate Advantage.

    2.    Maximum Anniversary Value Option—the death benefit is the greater of:

a.	Net Purchase Payments; or

b.	the contract value at the time We receive all required paperwork necessary to process a death claim and satisfactory proof of death; or

c.
the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary increased by any Purchase Payments recorded after that anniversary; and reduced for any withdrawals recorded after the anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If you are age 90 or older at the time of death and you had selected the Maximum Anniversary Value option, the death benefit will be equal to the contract value at the time we receive all required paperwork and satisfactory proof of death. Therefore, your beneficiary will not receive any benefit from Seasons Estate Advantage. However, your beneficiary may still receive a benefit from Earnings Advantage if the date of death is prior to the latest annuity date.

B.    EARNINGS ADVANTAGE BENEFIT:

The Earnings Advantage benefit may increase the death benefit amount. In order to elect Earnings Advantage, you must also elect one of the Seasons Estate Advantage described above. The Earnings Advantage is available for an additional charge of 0.25% of the average daily ending value of the assets you have allocated to the PORTFOLIOS or STRATEGIES. You are not required to elect the Earnings Advantage feature if you elect Seasons Estate Advantage, but once elected, generally it cannot be terminated. Further, if you elect both the Enhanced Death Benefit and Earnings Advantage the combined charge will be 0.40% of the average daily ending value of the assets you have allocated to the PORTFOLIOS and STRATEGIES.

With the Earnings Advantage benefit, if you have earnings in your contract on the date of death, We will add a percentage of those earnings (the “Earnings Advantage Percentage”), subject to a maximum dollar amount (the “Maximum Earnings Advantage Percentage”), to the death benefit payable.

The Contract Year of Death will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:

Contract Year of Death	Earnings Advantage Percentage	Maximum Earnings Advantage Percentage

Years 0–4	25% of earnings	25% of Net Purchase Payments

Years 5–9	40% of earnings	40% of Net Purchase Payments*

Years 10+	50% of earnings	50% of Net Purchase Payments*
*
Purchase Payments received after the 5th Contract anniversary must have been in the Contract for at least six full months at the time of your death to be included as part of Net Purchase Payments for the purposes of the Maximum Earnings Advantage calculation.

Seasons Estate Advantage may not be available in your state.

What is the Contract Year of Death?
Contract Year of Death is the number of full 12 month periods beginning with the date your contract is issued and ending on the date of death.

What is the Earnings Advantage Percentage Amount?
We determine the amount of the Earnings Advantage based upon a percentage of earnings in your contract on the date of your death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

(1)	equals the contract value on the date of death; and

(2)	equals Net Purchase Payments.

What is the Maximum Earnings Advantage?
The Earnings Advantage amount is subject to a maximum. The maximum Earnings Advantage amount is equal to a percentage of your Net Purchase Payments.

The Earnings Advantage benefit will only be paid if your date of death is prior to the latest Annuity Date.

We reserve the right to modify, suspend or terminate these death benefit features (in their entirety or any component) at any time for prospectively issued contracts.

SPOUSAL CONTINUATION

If you are the original owner of the contract and the Beneficiary is your spouse, your Spouse may elect to continue the contract after your death. The spouse becomes the new owner (“Continuing Spouse”). The contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. The Continuing Spouse can only elect to continue the contract upon the death of the original owner of the contract.

Upon continuation of the contract, We will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value (“Continuation Contribution”), if any. We calculate the Continuation Contribution as of the date of the original owner’s death. We will add the Continuation Contribution as of the date We receive both the Continuing Spouse’s written request to continue the contract and proof of death of the original owner in a form satisfactory to us (“Continuation Date”). If a Continuation Contribution is added to the contract value, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse’s death will be used in determining any future death benefits under the Contract. If a Continuation Contribution is not made, the age of the Continuing Spouse at contract issue is used to determine amounts and availability of death benefits. See Appendix A for further explanation of the death benefit calculation following a spousal continuation. The Continuation Contribution is not considered a Purchase Payment for any other calculation except as noted in Appendix A. To the extent the Continuing Spouse invests in the PORTFOLIOS and STRATEGIES, they will be subject to investment risk as was the original owner.

Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner’s election of Seasons Estate Advantage and the available death benefit will be the Standard Death Benefit. We will terminate Seasons Estate Advantage if the Continuing Spouse is age 81 or older on the Continuation Date if a Continuation Contribution is added to the contract value, and the available death benefit will be the Standard Death Benefit. If Seasons Estate Advantage is not terminated or discontinued and the Continuing Spouse dies after the latest Annuity Date, the available death benefit will be the Standard Death Benefit if the 5% Accumulation option is applied; if the Continuing Spouse dies after age 90, the death benefit will be contract value at the time We receive satisfactory proof of death and required paperwork necessary to process a death claim if the Maximum Anniversary option is applied.

We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

EXPENSES

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. The investment portfolio expenses under your contract may increase or decrease. Some states may require that We charge less than the amounts described below.

Separate Account Charge

The amount of this charge is 1.55% annually of the value of your contract invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). We deduct the charge daily, on a pro-rata basis, from the value of your contract allocated to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The separate account charges compensate Us for the mortality and expense risks and the costs of contract administration and distribution assumed by Anchor National.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make income payments after the Annuity Date and provide a death benefit. The expense risk assumed by the Company is that costs of distributing and administering the contracts and the Separate Account will exceed the amount received from the administrative fees and charges assessed under the contract.

If these charges do not cover all of the expenses, We will pay the difference. Likewise, if these charges exceed our expenses, We will keep the difference. The separate account charge is expected to result in a profit. Profit may be used for any legitimate cost or expense including distribution, depending upon market conditions.

Investment Portfolio Expenses

Investment Management Fees

Charges are deducted from the assets of the investment portfolios underlying the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and SEASONS STRATEGY(IES) for the advisory and other expenses of the portfolios. See FEE TABLES on page 5.

Service Fees

Portfolio shares are all subject to fees imposed under a servicing plan adopted by the Seasons Series Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of 0.25% (also known as a 12b-1 fee) is used generally to pay financial intermediaries for services provided over the life of the contract. See FEE TABLE on page 5.

For more detailed information on these Investment Portfolio Expenses, refer to the prospectus for the Seasons Series Trust, attached.

Transfer Fee

Generally, We currently allow 15 free transfers per contract year. We charge you $25 for each additional transfer in any contract year ($10 in Pennsylvania and Texas). See INVESTMENT OPTIONS on page 12.

Seasons Estate Advantage Fee

Please see page 5 of this prospectus for additional information regarding the Seasons Estate Advantage fee.

Seasons Earnings Advantage Fee

Please see page 5 of this prospectus for additional information regarding the Seasons Earnings Advantage fee.

Premium Tax

Certain states charge the Company a tax on the premiums you pay into the contract ranging from 0% to 3.5%. We deduct from your contract these premium tax charges. Currently We deduct the charge for premium taxes when you take a full withdrawal or begin the Income Phase of the contract. In the future, We may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

Income Taxes

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

Reduction or Elimination of Charges and Expenses, and Additional Amounts Credited

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, We may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria We evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between Us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that Our expenses will be reduced; and/or any other factors that We believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, its affiliates’ employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS

Annuity Date

During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the specified Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option. Except as discussed under Option 5, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender. Other pay out options may be available. Contact our Annuity Service Center for more information.

Income payments must begin on or before your 95th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date (latest Annuity Date.) Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take minimum distributions after you reach age 70 1/2. See TAXES on page 26.

Income Options

Currently, this Contract offers five Income Options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to Option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

Option 1 - Life Income Annuity

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

Option 2 - Joint and Survivor Life Annuity

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, We will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

Option 3 - Joint and Survivor Life Annuity with 10 or 20 Year Period Certain

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your Contract.

Option 4 - Life Annuity with 10 or 20 Year Period Certain

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your Contract.

Option 5 - Income for a Specified Period

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value (in full or in part) after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments. The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct Us to send you a check or to have the payments direct deposited into your bank account. If state law allows, We distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, We may decrease the frequency of the payments, state law allowing.

Allocation of Annuity Payments

You can choose income payments that are fixed, variable or both. If payments are fixed, Anchor National guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

Income Payments

Your income payments will vary after the Annuity-date depending on four factors:

•	for life options, your age when payments begin and in most states if a non-qualified contract, your gender,

•	the value of your contract in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) on the Annuity Date,

•	the 3.5% assumed investment rate for variable income payments used in the annuity table for the contract, and;

•	the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) in which you are invested during the time you receive income payments.

Transfers During the Income Phase

During the Income Phase, one (1) transfer per month is permitted among the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and SEASONS STRATEGY(IES). No other transfers are allowed during the Income Phase.

Deferment of Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. See also “Access to your Money” for a discussion of when payments from the Select Portfolio(s), Focused Portfolio(s) and Seasons Strategy(ies) may be suspended or postponed.

Please read the Statement of Additional Information, available upon request, for a more detailed discussion of the income options.

TAXES

Note: We prepared the following information on taxes as a general discussion of the subject. This information addresses general federal taxation matters, and generally does not address state taxation issues or questions. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change, therefore, we cannot guarantee that the information contained herein is complete and/or accurate. We have included additional discussion regarding taxes in the SAI.

Annuity Contracts in General

The Internal Revenue Code (“IRC”) provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are: Individual Retirement Accounts (“IRAs”), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.

Tax Treatment of Distributions - Non-Qualified Contracts

If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment(s). Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which are attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions - Qualified Contracts

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any taxable withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments, made for your life or for the joint lives of you and your Beneficiary, that begins after separation from service with the employer sponsoring the plan; (5) to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC; only from an IRA); (7) to fund certain first-time home purchase expenses (only from an IRA); and, except in the case of an IRA; (8) when you separate from service after attaining age 55; (9) when paid for health insurance if you are unemployed and meet certain requirements; and (10) when paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of an employee’s voluntary Purchase Payments to a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer’s plan.

Minimum Distributions

Generally, the IRS requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire. If you own an IRA, you must begin taking distributions when you attain age 70 1/2 regardless of when you retire. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract’s maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semiannual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, We recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS has issued new regulations, which are effective January 1, 2003, regarding required minimum distributions from qualified annuity contracts. One of the new regulations requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined. You should discuss the effect of these new regulations with your tax advisor.

Tax Treatment of Death Benefits

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits “incidental death benefits.” The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation

A Trust or Corporation (“Non-Natural Owner”) that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract’s value in excess of the owner’s cost basis. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.

Gifts, Pledges and/or Assignments of a Non-Qualified Contract

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract’s cash value to the extent it exceeds your cost basis. The recipient’s cost basis will be increased by the amount on which you will pay federal taxes. Also, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning or pledging a non-qualified contract.

Diversification and Investor Control

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable Portfolios’ management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not Anchor National, would be considered the owner of the shares of the Variable Portfolios under your Nonqualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as “investor control.” It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the Nonqualified Contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, We reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified Contracts, which are referred to as “Pension Plan Contracts” for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

PERFORMANCE

From time to time We will advertise the performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. Any such performance results are based on historical earnings and are not intended to indicate future performance.

We advertise the Cash Management Portfolio’s yield and effective yield. In addition, the other SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. These performance numbers do not indicate future results.

We may show performance of each SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or SEASONS STRATEGY in comparison to various appropriate indices and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service (“VARDS”).

Please see the Statement of Additional Information, available upon request, for more information regarding the methods used to calculate performance data.

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company (“A.M. Best”), Moody’s Investor’s Service (“Moody’s”), Standard & Poor’s Insurance Rating Services (“S&P”), and Fitch Ratings. A.M. Best’s and Moody’s ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P’s and Fitch Ratings’ ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer’s ability to meet non-policy obligations. Ratings in general do not relate to the performance of the variable PORTFOLIOS or STRATEGIES.

OTHER INFORMATION

Anchor National

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April, 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, SunAmerica Asset Management Corporation, and AIG Advisor Group, Inc. (comprising seven wholly owned broker-dealers and two investment advisers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds and broker-dealer services.

The Separate Account

Anchor National originally established a separate account, Variable Annuity Account Five (the “Separate Account”), under Arizona law on July 8, 1996. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National. Assets in the Separate Account are not guaranteed by Anchor National.

The General Account

Money allocated to the DCA fixed account options goes into Anchor National’s general account. The general account consists of all of Anchor National’s assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

Distribution of the Contract

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We pay an initial commission of up to 2.00% of your Purchase Payments. We may also pay an annual trail commission of up to 1.40% payable quarterly starting as early as the second contract year. We do not expect the total commissions to exceed 7% of your Purchase Payments. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, We may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, and is a registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

No underwriting fees are paid in connection with the distribution of the contracts.

Administration

We are responsible for the administrative servicing of your contract. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase payments received through the Automatic Payment Plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, We send confirmations immediately.

During the Accumulation and Income Phases, you will receive a statement of your transactions over the past quarter and a summary of your account values. Please contact our Annuity Service Center at 1-800-445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify Us of any inaccuracies immediately. We investigate all inquiries. To the extent that We believe We made an error, We retroactively adjust your contract, provided you notify Us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments We deem warranted are made as of the time We receive notice of the error.

Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management’s opinion these matters are not of material importance to their respective total assets nor are they material to the Separate Account.

Ownership

The Seasons AdvisorII Variable Annuity is an allocated fixed and variable group annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your ownership. As used in this prospectus, the term contract refers to your certificate. In some states, an individual fixed and variable annuity contract may be available instead. Such a contract is identical to the contract described in this prospectus, with the exception that We issue it directly to the individual owner.

Independent Accountants

The audited consolidated financial statements of AIG SunAmerica Life Assurance Company (formerly, Anchor National Life Insurance Company) at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, and audited financial statements of Variable Annuity Account Five at April 30, 2002 and for the years ended April 30, 2002 and 2001 are incorporated herein by reference in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Registration Statement

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC’s principal office in Washington, D.C., upon payment of a prescribed fee.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Separate Account	3

General Account	3

Performance Data	4

Annuity Payments	7

Annuity Unit Values	7

Taxes	10

Distribution of Contracts	15

Appendix A - Death Benefits Following Spousal Continuation

The term “Continuation Net Purchase Payment” is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equal the contract value on the Continuation Date, including the Continuation Contribution.

Standard Death Benefit Payable Upon Continuing Spouse’s Death

If the Standard Death Benefit is applicable upon the Continuing Spouse’s death, We will pay the beneficiary the greater of:

1.
Continuation Net Purchase Payments until the date of death of the Continuing Spouse, plus any Purchase Payments recorded after the date of death of the Continuing Spouse; and reduced for any withdrawals recorded after the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

2.	The contract value on the date We receive all required paperwork and satisfactory proof of death.

Seasons Estate Advantage Death Benefit Payable Upon Continuing Spouse’s Death

If Seasons Estate Advantage is applicable upon the Continuing Spouse’s death, We will pay the Beneficiary the sum of A plus B, where:

A.	equals the amount payable under the selected enhanced death benefit (option 1 or 2 below, as selected by the original owner); and

B.	if elected, equals the amount payable, if any, under the Earnings Advantage benefit.

A.	Enhanced Death Benefit Options for Spousal Continuation.

The enhanced death benefit will pay one of the following based on the original owner’s election at the time the contract was purchased:

1.	5% Accumulation Option—the death benefit is the greater of:

a.	The contract value on the date We receive all required paperwork and satisfactory proof of the Continuing Spouse’s death; or

b.
Net Purchase Payments made from the original contract issue date including the Continuation Contribution, compounded to the earlier of the Continuing Spouse’s 80th birthday or the date of death at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments.

If the Continuing Spouse dies after the latest Annuity Date and the 5% Accumulation option applied, any death benefit payable under the contract will be the Standard Death Benefit as described above. The Continuing Spouse’s beneficiary will not receive any benefit from Seasons Estate Advantage.

2.	Maximum Anniversary Value Option—if the Continuing Spouse is younger than age 90 at the time of death, the death benefit is the greater of:

a.	Continuation Net Purchase Payments; or

b.	The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse’s death; or

A-1

c.
The maximum anniversary value on any contract anniversary (of the original issue date) occurring after the Continuation Date prior to the Continuing Spouse’s 81st birthday. The anniversary value equals the value on the contract anniversary plus any Purchase Payments recorded after that anniversary; and reduced for any withdrawals recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If the Continuing Spouse is age 90 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value at the time We receive all required paperwork and satisfactory proof of death. The Continuing Spouse’s beneficiary will not receive any benefit from Seasons Estate Advantage. However, the Continuing Spouse’s beneficiary may still receive a benefit from Earnings Advantage if the date of death is prior to the latest annuity date.

B. Earnings Advantage Benefit for Spousal Continuation:

If elected, the Earnings Advantage benefit may increase the death benefit amount. The Earnings Advantage benefit is only available if the original owner elected Seasons Earnings Advantage and it has not been discontinued or terminated. If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the “Earnings Advantage Percentage”), subject to a maximum dollar amount (the “Maximum Earnings Advantage Percentage”), to the death benefit payable.

The Contract Year of Death (from Continuation Date forward) will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:

Contract Year of Death	Earnings Advantage Percentage	Maximum Earnings Advantage Percentage

Years 0–4	25% of earnings	25% of Continuation Net Purchase Payments
Years 5–9	40% of earnings	40% of Continuation Net Purchase Payments*
Years 10+	50% of earnings	50% of Continuation Net Purchase Payments*

*
Purchase Payments received after the 5th contract anniversary must remain in the contract for at least six full months at the time of your death to be included as part of Continuation Net Purchase Payments for purposes of the Maximum Earnings Advantage calculation.

What is the Contract Year of Death?
Contract Year of Death is the number of full 12 month periods starting on the Continuation Date and ending on the Continuing Spouse’s date of death.

What is the Earnings Advantage Amount?
We determine the Earnings Advantage amount based upon a percentage of earnings in the contract at the time of the Continuing Spouse’s death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

(1)    equals the contract value on the Continuing Spouse’s date of death;

(2)    equals the Continuation Net Purchase Payment(s).

What is the Maximum Earnings Advantage Amount?
The Earnings Advantage amount is subject to a maximum. The Maximum Earnings Advantage amount is a percentage of the Continuation Net Purchase Payments.

The Earnings Advantage benefit will only be paid if the Continuing Spouse’s date of death is prior to reaching age 95.

We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time on prospectively issued contracts.

A-2

Please forward a copy (without charge) to the Seasons AdvisorII Variable Annuity Statement of Additional Information to:

(Please print or type and fill in all information.)

Name

Address

City/State/Zip

Date:                                   Signed:

Return to: Anchor National, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299

STATEMENT OF ADDITIONAL INFORMATION

FIXED AND VARIABLE GROUP DEFERRED ANNUITY CONTRACTS ISSUED BY
VARIABLE ANNUITY ACCOUNT FIVE
(PORTION RELATING TO THE SEASONS ADVISORII VARIABLE ANNUITY)

DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated November 11, 2002, relating to the annuity contracts described above, a copy of which may be obtained without charge by calling 800/445-SUN2 or by written request addressed to:

ANCHOR NATIONAL LIFE INSURANCE COMPANY
ANNUITY SERVICE CENTER
PO. BOX 54299
LOS ANGELES, CALIFORNIA 90054-0299

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS NOVEMBER 11, 2002.

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Separate Account	3

General Account	3

Performance Data	4

Annuity Payments	7

Annuity Unit Values	7

Taxes	10

Distribution of Contracts	15

2

SEPARATE ACCOUNT

Variable Annuity Account Five was originally established by Anchor National Life Insurance Company (the “Company”) on July 8, 1996 pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The separate account meets the definition of a “separate account” under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES, with the assets of each SELECT PORTFOLIO, FOCUSED PORTFOLIO and STRATEGY invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by separate account charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds’ managements to make necessary changes in their SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company’s promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

GENERAL ACCOUNT

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 6-month or 1-year DCA fixed account(s) available in connection with the general account, as elected by the owner purchasing a contract. Assets supporting amounts allocated to a fixed investment option become part of the Company’s general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company’s assets held in the general account will be available to fund the Company’s obligations under the contracts as well as such other claims.

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The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

PERFORMANCE DATA

From time to time the separate account may advertise the Cash Management Portfolio’s “yield” and “effective yield.” Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The “effective yield” will be slightly higher than the “yield” because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

The Separate Account may advertise “total return” data for its SELECT PORTFOLIOS (including the Cash Management Portfolio), FOCUSED PORTFOLIOS and STRATEGIES from the inception of the Separate Account. Total return figures are based on historical data and are not intended to indicate future performance. The “total return” for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.)

CASH MANAGEMENT PORTFOLIO

Inception of the Cash Management portfolio occurred on March 26, 1999. The annualized current yield and effective yield for the Cash Management Portfolio for the seven day period ended April 30, 2002, were -1.09% and -1.09%, respectively.

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

Base Period Return = (EV – SV)/(SV)

where:

SV =	value of one Accumulation Unit at the start of a 7 day period

EV =	value of one Accumulation Unit at the end of the 7 day period

The value of the Accumulation Unit at the end of the period (EV) is determined by (1) adding, to the value of the Accumulation Unit at the beginning of the period (SV), the investment income from the underlying fund

4

attributed to the Accumulation Unit over the period, and (2) subtracting, from the result, the portion of the annual mortality and expense risk and distribution expense charges allocable to the 7 day period (obtained by multiplying the annually-based charges by the fraction 7/365).

The current yield is then obtained by annualizing the Base Period Return:

Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an “effective yield” that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

Effective Yield = [(Base Period Return + 1) TO THE POWER OF (365/7 – 1)]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio’s yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Portfolios

The Portfolios of the separate account compute their performance data as “total return.”

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

P (1 + T) TO THE POWER OF n = ERV

where:

P =	a hypothetical initial payment of $1,000

T =	average annual total return

n =	number of years

ERV =	redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year period as of the end of the period (or fractional portion thereof)

The total return figures reflect the effect of recurring charges. Total return figures are derived from historical data and are not intended to be a projection of future performance. Variable Annuity Account Five also funds four other contracts (Seasons, Seasons Select, Seasons Select II Seasons Advisor and Seasons Triple Elite) which have been in existence longer than the Seasons Advisor II Variable Annuity. The STRATEGIES in Seasons Advisor II are also available in the Seasons, Seasons Select, Seasons Select II, Seasons Advisor and Seasons Triple Elite contracts and have been since April 15, 1997. The SELECT PORTFOLIOS have been available since March 1, 1999 and the FOCUSED PORTFOLIOS since July 5, 2000 in the Seasons Select contract. Sales of Seasons Advisor II will not begin until November 11, 2002. The one year and since inception numbers for the STRATEGIES and PORTFOLIOS are based on Seasons and Seasons Select historical data (which is adjusted for the fees and charges applicable to Seasons Advisor II) and represent adjusted actual performance of the separate account.

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STANDARDIZED PERFORMANCE
NET OF SURRENDER

TOTAL ANNUAL RETURN FOR THE PERIOD ENDING APRIL 30, 2002

	Variable Portfolio(1) Inception Date	1 Year Return	5 Year Return	Since Variable Portfolio Inception
STRATEGIES
Growth	4/15/97	–15.87%	6.72%	7.16%
Moderate Growth	4/15/97	–13.17%	6.48%	6.88%
Balanced Growth	4/15/97	–8.68%	5.74%	6.16%
Conservative Growth	4/15/97	–5.21%	5.35%	5.72%

	Variable Portfolio(1) Inception Date	1 Year Return	5 Year Return	Since Variable Portfolio Inception
SELECT PORTFOLIOS
Large Cap Growth	3/1/99	–21.76%	N/A	–7.28%
Large Cap Composite	3/1/99	–15.10%	N/A	–3.98%
Large Cap Value	3/1/99	–8.69%	N/A	3.69%
Mid Cap Growth	3/1/99	–11.13%	N/A	6.20%
Mid Cap Value	3/1/99	9.88%	N/A	14.89%
Small Cap	3/1/99	–6.80%	N/A	1.18%
International Equity	3/1/99	–19.27%	N/A	–7.88%
Diversified Fixed Income	3/10/99	3.08%	N/A	2.58%

FOCUSED PORTFOLIOS
Focus Growth	07/07/00	–14.16%	N/A	–20.83%
Focus Growth and Income	12/29/00	–8.87%	N/A	–14.22%
Focus Value*	10/4/01	N/A	N/A	7.31%
Focus TechNet	12/29/00	–47.93%	N/A	–53.04%

These rates of return do not reflect election of the optional Seasons Estate Advantage and/or Earnings Advantage. The rates of return would be lower if this optional feature were included in the calculations.

(1)	This represents the date the Variable Portfolio become available in the Separate Account.
*	This Variable Portfolio was not available for sale until October 1, 2001.

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ANNUITY PAYMENTS

INITIAL ANNUITY PAYMENT

The initial annuity payment is determined by taking the contract value, less any premium tax, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

ANNUITY UNIT VALUES

The value of an Annuity Unit is determined independently for each SELECT PORTFOLIO, FOCUSED PORTFOLIO and STRATEGY. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY exceeds 3.5%, variable annuity payments derived from allocations to that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor (“NIF”) is an index applied to measure the net investment performance of SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

7

The NIF for any SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for a certain month is determined by dividing (a) by (b) where:

(a) is	the Accumulation Unit value of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY determined as of the end of that month, and

(b) is	the Accumulation Unit value of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY determined as of the end of the preceding month.

The NIF for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for a given month is a measure of the net investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange (“NYSE”) on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

NIF =	($11.46/$11.44)
=	1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

1/[(1.035) Exponent (1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

$10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The NIF measures the performance of the funds that are the basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment

8

remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

VARIABLE ANNUITY PAYMENTS

Illustrative Example

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P’s Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P’s Account Value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P’s first variable annuity payment is determined from the annuity rate tables in P’s contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P’s first variable annuity payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P’s account value by $1,000:

First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P’s Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

Annuity Units = $630.95/$13.256932 = 47.593968

P’s second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY on the Annuity Date and thus reflects the investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY). The net investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

9

TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”) governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For “eligible rollover distributions” from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” to another eligible plan in a direct “trustee to trustee” transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An “eligible rollover distribution” is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) income payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) distributions required to be made under the Code). Failure to “roll over” the entire amount of an eligible rollover distribution (including an

10

amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION—SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of nonqualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered “Pension Plan Contracts” for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences

11

including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment of a contract may have tax consequences, if the assignment is not part of a permitted loan program under an employer-sponsored plan, and may also be prohibited by the Employee Retirement Income Security Act of 1974 (“ERISA”) in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

TAX TREATMENT OF GIFTING A CONTRACT

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract’s value, you will be liable for the tax on the Contract’s value above your purchase payments not previously withdrawn. The new Contract owner’s purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

TRUSTEE TO TRUSTEE TRANSFERS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs). Withdrawals can only be made when an owner: (1) reaches age 59- 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7) are not considered distributions, and thus are not subject to these withdrawal limitations.

Trustee to trustee transfers can also be permitted between IRAs, and between contracts or accounts established under the same employer-sponsored plans. Such transfers may, however, be subject to limitations under the annuity contract.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

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QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a)  Plans of Self-Employed Individuals: “H.R. 10 Plans”

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b)  Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of “tax-sheltered annuities” by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2002 is $11,000. The limit may be increased by up to $3,000 for employees with at least fifteen years of full-time equivalent service with the employer, and by an additional $1,000 in 2002 for employees age 50 or older, provided that other applicable requirements are satisfied. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c)  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. The ability to deduct an IRA contribution is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum contribution for 2002 is $3,000. Individuals age 50 or older may be able to contribute an

13

additional $500 in 2002. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d)  Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular Individual Retirement Annuity or Individual Retirement Account under Section 408 of the Code, contributions to a Roth IRA are not made on a tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Unlike IRAs, to which everyone can contribute even if they cannot deduct the full contribution, income limits for Roth IRAs are limitations on who can establish such a contract. Certain persons may be eligible to convert a regular IRA into a Roth IRA. If they elect such a conversion, they generally also will be required to pay taxes on any previously untaxed amounts included in the amount converted. If the contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service (“IRS”). Purchasers of the contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e)  Corporate Pension and Profit-Sharing Plans

Sections 401(a) of the Code permits corporate employers to establish various types of retirement plans, including 401(k) plans, for employees. These plans can also be established by public employers (although public employers cannot establish new 401(k) plans) and by private employers that are not “corporations”. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f)  Eligible Deferred Compensation Plans—Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from the plan. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among qualified contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration. Furthermore, a

14

number of states have not enacted legislation that conforms the state tax treatment of these contributions and distributions to the federal standard. In the absence of legislation or guidance from these non-conforming states, the state tax treatment of these funds, including any transfer or rollover that is permitted under EGTTRA but was not permitted prior to 2002, is currently unclear.

DISTRIBUTION OF CONTRACTS

The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS

The audited consolidated financial statements of AIG SunAmerica Life Assurance Company (formerly known as and currently doing business as, Anchor National Life Insurance Company) at December 31, 2001 and 2000, for the years ended December 31, 2001, 2000 and 1999 are presented in this Statement of Additional Information. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

Financial Statements of Variable Annuity Account Five at April 30, 2002 and for the years ended April 30, 2002 and 2001 are presented in this Statement of Additional Information.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, California 90071, serves as the independent accountants for the separate account and the Company. The financial statements referred to above have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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PART C—OTHER INFORMATION

ITEM 24.	FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

The following financial statements are included in Part B of the Registration Statement:

The Audited Financial Statements for AIG SunAmerica Life Assurance Company (formerly Anchor National Life Insurance Company) at December 31, 2001 and 2000, for the years ended December 31, 2001, 2000 and 1999. Audited financial statements of Variable Annuity Account Five at April 30, 2002, for the years ended April 30, 2002, and 2001.

(b)  Exhibits

(1)	Resolutions Establishing Separate Account		***
(2)	Custody Agreements		***
(3)	(a)	Form of Distribution Contract	***
	(b)	Form of Selling Agreement	***
(4)	(a)	Seasons AdvisorII Individual Variable Annuity Contract	**
	(b)	Seasons AdvisorII Group Variable Annuity Contract	**
	(c)	Seasons AdvisorII Individual Maximum Anniversary Death Benefit Endorsement	**
	(d)	Seasons AdvisorII Individual Purchase Payment Accumulation Death Benefit Endorsement	**
	(e)	Seasons AdvisorII Individual Purchase Payment Accumulation Death Benefit Endorsement with Earnings Advantage	**
	(f)	Seasons AdvisorII Individual Maximum Anniversary Death Benefit Endorsement with Earnings Advantage	**
	(g)	Seasons AdvisorII Group Maximum Anniversary Death Benefit Endorsement	**
	(h)	Seasons AdvisorII Group Purchase Payment Accumulation Death Benefit Endorsement	**
	(i)	Seasons AdvisorII Group Purchase Payment Accumulation Death Benefit Endorsement with Earnings Advantage	**
	(j)	Seasons AdvisorII Group Maximum Anniversary Death Benefit Endorsement with Earnings Advantage	**
(5)	Seasons AdvisorII Application		**
(6)	Depositor—Corporate Documents
	(a)	Amended and Restated Articles of Incorporation	*****
	(b)	Amended and Restated By-Laws	*****
(7)	Reinsurance Contract		Not Applicable
(8)	Seasons Series Trust Fund Participation Agreement		***
(9)	Opinion of Counsel		**
(10)	Consent of Independent Accountants		*
(11)	Financial Statements Omitted from Item 23		Not Applicable
(12)	Initial Capitalization Agreement		Not Applicable
(13)	Performance Computations		****

(14)	Diagram and Listing of All Persons Directly or Indirectly Controlled By or Under Common Control with Anchor National Life Insurance Company, the Depositor of Registrant		*
(15)	Powers of Attorney		**

*	Filed Herewith
**	Filed with Variable Annuity Five and Anchor National Registration Statement 333-92396, 811-07727, on July 15, 2002.
***	Filed with Variable Annuity Account Five and Anchor National Registration Statement 333-08859, 811-7727, Pre-Effective Amendment 1 on March 11, 1997.

****	Filed with Variable Annuity Account Five and Anchor National Initial Registration Statement 333-64338, 811-07727 on July 2, 2001.
*****	Filed with Variable Annuity Account Five and Anchor National Life Insurance Company Post Effective Amendment No. 1 and No. 2 to Registration Statement file No. 333-64338.

ITEM 25.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

The officers and directors of Anchor National are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.
Name	Position
Jay S. Wintrob	Director and Chief Executive Officer
Jana W. Greer	Director and President
James R. Belardi	Director and Senior Vice President
N. Scott Gillis	Director and Senior Vice President
Edwin R. Raquel	Senior Vice President and Chief Actuary
Marc H. Gamsin	Director and Senior Vice President
Mark A. Zaeske	Treasurer
J. Franklin Grey	Vice President
Maurice S. Hebert	Vice President and Controller
Gregory M. Outcalt	Senior Vice President
Scott H. Richland	Vice President
Stewart R. Polakov	Vice President
Lawrence M. Goldman	Vice President and Assistant Secretary
Christine A. Nixon	Vice President and Secretary
Ron Tani	Vice President
Virginia N. Puzon	Assistant Secretary

*	88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

ITEM 26.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of Anchor National (Depositor). Depositor is a subsidiary of American International Group, Inc. (“AIG”). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 of this Registration Statement which is filed herein. As of January 4, 1999, Depositor became an indirect wholly-owned subsidiary of AIG. An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed April 1, 2002.

ITEM 27.	NUMBER OF CONTRACT OWNERS

As of November 1, 2002, there were no contracts funded by Variable Annuity Account Five (portion relating to the SEASONS ADVISOR II Variable Annuity) of Anchor National as sales contracts have not begun.

ITEM 28.	INDEMNIFICATION

None.

ITEM 29.	PRINCIPAL UNDERWRITER

SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Variable Annuity Account Five, Presidential Variable Account One, Variable Separate Account, FS Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four, FS Variable Annuity Account Five, Variable Annuity Account Nine and Variable Annuity Account Seven. SunAmerica Capital Services, Inc. also serves as the underwriter to the SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., Style Select Series, Inc. and the SunAmerica Strategic Investment Series, Inc., all issued by Sunamerica Asset Management Corp.

Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

Name	Position with Distributor
Peter A. Harbeck	Director
J. Steven Neamtz	Director, President and Chief Executive Officer
Robert M. Zakem	Director, Executive Vice President, General Counsel & Assistant Secretary
James Nichols	Vice President
John T. Genoy	Vice President, Chief Financial Officer and Controller
Christine A. Nixon	Secretary
Lawrence M. Goldman	Assistant Secretary
Virginia N. Puzon	Assistant Secretary

Name of Distributor	Net Distribution Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Commissions*
SunAmerica Capital Services, Inc.	None	None	None	None

*	Distribution fee is paid by Anchor National.

ITEM 30.	LOCATION OF ACCOUNTS AND RECORDS

Anchor National, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

ITEM 31.	MANAGEMENT SERVICES

Not Applicable.

ITEM 32.	UNDERTAKINGS

Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33.	REPRESENTATION

a)
The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1.
Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3.
Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.
Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer’s Section 403(b) arrangement to which the participant may elect to transfer his contract value.

b)
REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940:  The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 28th day of October, 2002.

VARIABLE ANNUITY ACCOUNT FIVE (Registrant)

ANCHOR NATIONAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ JAY S. WINTROB
Jay S. Wintrob
CHIEF EXECUTIVE OFFICER

ANCHOR NATIONAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ JAY S. WINTROB
Jay S. Wintrob
CHIEF EXECUTIVE OFFICER

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

Signature	Title	Date

JAY S. WINTROB* Jay S. Wintrob	Chief Executive Officer and Director (Principal Executive Officer)	October 28, 2002

MARC H. GAMSIN*	Senior Vice President and Director	October 28, 2002
Marc H. Gamsin

N. SCOTT GILLIS* N. Scott Gillis	Senior Vice President and Director (Principal Financial Officer)	October 28, 2002

JAMES R. BELARDI*	Senior Vice President and Director	October 28, 2002
James R. Belardi

JANA W. GREER*	President and Director	October 28, 2002
Jana W. Greer

MAURICE S. HEBERT* Maurice S. Hebert	Vice President and Controller (Principal Accounting Officer)	October 28, 2002

* By Attorney-In-Fact

/s/ CHRISTINE A. NIXON
Christine A. Nixon

EXHIBIT INDEX

Exhibit No.	Description

(10)	Consent of Independent Accountants

(14)	Diagram and Listing of All Persons Directly or Indirectly Controlled By or Under Common Control with Anchor National Insurance Company, the Depositor of Registrant